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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)*

                                 DITECH NETWORKS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    25500T108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Lamassu Holdings L.L.C.
                             Attn: Timothy Leehealey
                                21 Whitesands Dr.
                              Newport Coast, CA  92657
                                 (949) 706-1347
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 20, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
| |.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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SCHEDULE 13D
--------------------
CUSIP No.  25500T108
--------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSONS

           Lamassu Holdings L.L.C.

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |X|
                                                                         (b) | |
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
------------------------- -------- ---------------------------------------------
NUMBER OF                 7        SOLE VOTING POWER

SHARES                             2,399,845
                          -------- ---------------------------------------------
BENEFICIALLY              8        SHARED VOTING POWER

OWNED BY                           -0-
                          -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
EACH
                                    2,399,845
REPORTING                 -------- ---------------------------------------------

PERSON                    10       SHARED DISPOSITIVE POWER

WITH                               -0-
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,399,845

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                | |

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.1%(1)

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           OO
---------- ---------------------------------------------------------------------

(1) Based on 26,263,988 shares of common stock of Ditech Networks, Inc. (the "Issuer") outstanding at November 30, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended October 31, 2008 filed with the Securities and Exchange Commission on December 8, 2008.

                                        2


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SCHEDULE 13D
--------------------
CUSIP No.  25500T108
--------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSONS

           Timothy Leehealey
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |X|
                                                                         (b) | |

---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

           N/A
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
---------- ---------------------------------------------------------------------
NUMBER OF                 7        SOLE VOTING POWER

SHARES                             -0-
                          -------- ---------------------------------------------
BENEFICIALLY              8        SHARED VOTING POWER

OWNED BY                           2,399,845(2)
                          -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
EACH
                                       -0-
REPORTING
                          -------- ---------------------------------------------
PERSON                    10       SHARED DISPOSITIVE POWER

WITH                               2,399,845(2)
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,399,845
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                | |

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.1%(1)
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
---------- ---------------------------------------------------------------------



(2) Because Mr. Leehealey, as a Managing Member of Lamassu Holdings L.L.C., controls its voting and investment decisions with Samuel Healey its other Managing Member, Mr. Leehealey may be deemed to have beneficial ownership of the shares of Common Stock held by Lamassu Holdings L.L.C.

                                        3



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SCHEDULE 13D
--------------------
CUSIP No.  25500T108
--------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSONS

           Samuel Healey
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |X|
                                                                         (b) | |

---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

           N/A
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
---------- ---------------------------------------------------------------------
NUMBER OF                 7        SOLE VOTING POWER

SHARES                             -0-
                          -------- ---------------------------------------------
BENEFICIALLY              8        SHARED VOTING POWER

OWNED BY                           2,399,845(3)
                          -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
EACH
                                       -0-
REPORTING
                          -------- ---------------------------------------------
PERSON                    10       SHARED DISPOSITIVE POWER

WITH                               2,399,845(3)
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,399,845
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                | |

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.1%(1)
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
---------- ---------------------------------------------------------------------


(3) Because Mr. Healey, as a Managing Member of Lamassu Holdings L.L.C., controls its voting and investment decisions with Timothy Leehealey its other Managing Member, Mr. Healey may be deemed to have beneficial ownership of the shares of Common Stock held by Lamassu Holdings L.L.C.


                                        4

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ITEM 4.         PURPOSE OF TRANSACTION.
                ----------------------

Item 4 as previously filed is hereby amended to add the following:

         On February 20, 2009, Lamassu sent a letter to the CEO and Board of Directors of the Issuer, a copy of which is attached as Exhibit A hereto. In the letter, among other things, Lamassu expressed its disappointment with the lack of the Issuer's response to Lamassu's prior acquisition offer. Lamassu expressed its belief that although the Issuer was able to reduce its operating expenses, there is no clear path to a return to profitability. Lamassu believes its offer represents a fair value for the Issuer's shareholders and provides them with immediate liquidity and reiterated that it believes it can conduct diligence in a compressed time frame and there is no financing contingency. Lamassu also announced its intention of nominating two directors for election at the Issuer's upcoming annual meeting.

         The foregoing description of the letter is qualified in its entirety by Exhibit A hereto.




ITEM 5.           INTERESTS IN SECURITIES OF THE ISSUER.
                  -------------------------------------


(c)               Not applicable.



ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
                  --------------------------------

                          DOCUMENT
                          --------

Exhibit A Letter from Lamassu Holdings, L.L.C, to Todd Simpson and the Board of Directors of Ditech Networks, Inc.




                                        5


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                                   SIGNATURES


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:    February 23, 2009



                             Lamassu Holdings L.L.C.


                               By:  /s/ Timothy Leehealey
                                    ----------------------
                                        Timothy Leehealey
                                        Managing Member


                              By:   /s/ Timothy Leehealey
                                    ----------------------
                                        Timothy Leehealey


                              By: /s/ Samuel Healey
                                    ----------------------
                                        Samuel Healey

                                    Exhibit A

                          [Lamassu Holdings Letterhead]

Mr. Simpson and Ditech Board of Directors:

As a follow up to my earlier letter, I am writing to express my surprise and disappointment with the response, or more precisely, the lack of response to my offer made over three weeks ago. I have been frustrated that no one from the company has reached out to me to even begin a dialog. Though I have spoken with Mr. Simpson several times in the past weeks, each of these calls were initiated by me and provided little to no clarity into any process the company has undertaken to evaluate my offer. At the very least, I would expect any evaluation to include some discussion between myself and the management and Board. Since this has not occurred, nor has there been any attempt to engage me whatsoever, I am assuming that my offer will be completely ignored or dismissed without a thorough evaluation.

As a shareholder, your lack of response is alarming. While the company was able to reduce its operating expenses, it continues to burn cash on a daily basis. There is no clear path to a return to profitability. The potential for a large VQA win exists but that would likely only produce temporary profits. The new products remain a very questionable solution for creating long-term viability. Even if they are successful, which is by no means a certainty; they will not produce sales for the foreseeable future. Given the current cash burn rate and destruction of shareholder equity, these potential future sales may not come in time to save the company. To gamble with shareholder equity in this way is simply irresponsible. With this as the current situation for our company you should understand my concern that the Board appears to not be taking my offer seriously. I would like to reiterate that I believe we can conduct diligence in a very compressed time frame and there is no financing contingency. I firmly believe this offer represents a fair value for DITC shareholders and provides them with immediate liquidity.

Finally, I will be nominating directors for the two seats that are up for election in this years annual meeting. It is becoming clear to me that this may be the only way for me to bring accountability to this board and restore shareholder value.

Timothy Leehealey
Managing Member
Lamassu Holdings LLC